Exhibit 1.1

BROKER-DEALER ENGAGEMENT AGREEMENT

This agreement (together with exhibits and schedules, the Agreement) is entered into by and between Agentiq Sports 1 Series LLC, a Delaware Series LLC (Client), and Andes Capital Group, LLC, an Illinois Limited Liability Company (Andes) a FINRA registered Broker Dealer in all 50 states and Puerto Rico. Client and Andes agree to be bound by the terms of this Agreement, effective as of January 19, 2026 (the Effective Date):

WHEREAS, Andes is a registered broker-dealer and Financial Industry Regulatory Authority (FINRA) member providing services in the equity and debt securities market, including offerings conducted via U.S. Securities and Exchange Commission (SEC) approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

WHEREAS, Client intends to launch a new Regulation A Tier 2 continuous/series offering (the Series Offering) with an aggregate maximum offering amount of $75,000,000;

WHEREAS, Client seeks to engage Andes as broker-dealer of record for the Series Offering;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment; Term, and Termination

Client hereby engages and retains Andes to provide operations and compliance services as broker-dealer of record for the Series Offering, including:

a.	Act as the Broker of Record for initial and ongoing 1A (SEC), 5110 (FINRA) and Blue-Sky (States & Territories) compliance for all series

b.	Andes will provide comprehensive assistance to the Client in achieving initial qualification of the Series Offering with both the SEC and FINRA. This includes, but is not limited to: (i) reviewing and providing detailed feedback on all offering documents, including the Form 1-A and any related exhibits or disclosures, to ensure completeness, accuracy, and compliance with applicable SEC and FINRA requirements; (ii) coordinating with the Client’s legal counsel and other advisors as necessary to address legal, regulatory, and structural considerations relevant to the offering; (iii) preparing, submitting, and managing all required filings with FINRA, with the understanding that all FINRA filings and related communications will be the sole responsibility of Andes

c.	Provide introductions and coordination with engaging additional parties and service providers for the offering

d.	Assist with use of Issuer Reg A Series website platform where potential investors begin the process of onboarding/investing by entering their interest, required personal information and reviewing and signing all offering related documentation

e.	Performing AML/KYC on all investors for current and future series

f.	Coordination with Registered Transfer Agent of the Client for all series

g.	Coordination with escrow agents and qualified custodians for funds raised

h.	Coordination with the Client’s legal partners for initial qualification and ongoing compliance

i.	Providing other financial advisory services normal and customary for series offerings and as may be mutually agreed upon by Andes and the Client (collectively, the Services)

j.	Payment Rails for providing investors with the ability to invest using credit cards and/or ACH

k.	Series launch coordination and compliance support for each new series within the approved offering framework

The Agreement will commence on the Effective Date and will remain in effect for thirty-six (36) months, and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term.

2. Termination

Either party may terminate this Agreement with sixty (60) days written notice. Termination shall not affect Andes’ ongoing obligations for any completed series or investors onboarded during the term. In the event of termination, for six months thereafter, Andes will cooperate in good faith to transition its responsibilities and provide all necessary information and assistance to any successor provider designated by the Client, to ensure a smooth and orderly transfer of services.

2. Services for Series Offering

Andes will perform the services listed above in section 1, in connection with the Series Offering. Services include:

a.	Initial Offering Qualification: Andes will provide comprehensive support to the Client in preparing and submitting all necessary documentation for initial qualification of the Series Offering with the U.S. Securities and Exchange Commission (SEC) under Regulation A+, and shall make all required filings with the Financial Industry Regulatory Authority (FINRA) which are necessary for the Client to effect the offering described herein. This includes reviewing and advising on the preparation of the Form 1-A and related offering materials, coordinating with legal counsel as needed, assisting with responses to SEC, if necessary, and making all required FINRA filings, and facilitating the timely completion of all regulatory filings required to obtain qualification and approval for the Series Offering, which shall include responding to any FINRA comments within a timely manner

b.	New Series Launch Support: For each new series launched within the approved offering framework, Andes will deliver full-service support, including but not limited to: reviewing and approving offering materials specific to each series, coordinating with the Client and its legal and compliance teams to ensure all regulatory requirements are met, assisting with the preparation and filing of any required amendments to SEC (which are the Client’s obligation) or FINRA filings (which are Andes’ obligation), and providing guidance on best practices for structuring and marketing each new series. Andes will also coordinate with relevant third-party service providers, such as transfer agents and escrow agents, to ensure a smooth and compliant launch process.

c.	Ongoing Series Management: Andes will provide ongoing compliance services for all active series, which include maintaining regular communications with investors, monitoring compliance with applicable securities laws and regulations, and preparing or assisting in the preparation of required regulatory reports and disclosures. This also encompasses tracking and reporting on the status of each series, addressing investor inquiries, and coordinating with the Client’s internal teams and external service providers to ensure the continued operational and regulatory integrity of each series.

d.	Continuous Compliance: Andes will conduct ongoing compliance monitoring for the duration of each series and throughout the overall offering period. This includes periodic reviews of offering activities, investor onboarding processes (including AML/KYC procedures), and ongoing verification that all activities remain in compliance with SEC, FINRA, and state Blue Sky requirements. Andes will also provide timely updates to the Client regarding any changes in regulatory requirements and will assist in implementing necessary adjustments to maintain compliance.

3. Compensation Structure for Series Offering

a.	Base Services Compensation: As compensation for Broker of Record services, Client shall pay to Andes fees equal to 1.0% on the aggregate amount raised by the Client for each series.

b.	Onboarding Fee: Client agrees to compensate Andes with a one-time onboarding fee of $7,500. This fee covers initial setup, regulatory filings, system integration, establishment of compliance procedures for the Series Offering, and includes the launch fees for the first five (5) series.

c.	Series Launch Fee: Beginning with the sixth (6th) series, for each new series launched, Client agrees to pay a series launch fee of $1,000 to cover launch coordination, compliance review, and initial marketing setup. However, for every $500,000 raised in the Series Offering, Andes will waive the launch fee for one (1) new series. Waivers shall be applied on a cumulative basis and may be used at Client’s discretion for any future series launch after the fifth series.

d.	Fee Structure Summary:

(i)	Series 1-5: Launch fees included in onboarding fee

(ii)	Series 6+: $1,000 per series launch (subject to waiver provision)

(iii)	Waiver Provision: One series fee waived per $500,000 raised (applicable to series 6 and beyond)

e.	Maximum Compensation Example:

(i)	Broker of Record: 1.0% of $75,000,000 = $750,000

(ii)	Onboarding fee (includes first 5 series): $7,500

(iii)	Additional Series Launch Fees: Variable based on number of series beyond the first 5 and waiver application

(iv)	Total Maximum Potential Compensation (excluding waivers): Approximately $757,500+

f.	Series Fee Waiver Calculation:

(i)	Total potential waivers: $75,000,000 / $500,000 = 150 series fee waivers

(ii)	Client may launch up to 150 additional series (beyond the first 5) without series launch fees based on funds raised

4. Payment Terms and Procedures

a.	Onboarding Fee: Due upon execution of this Agreement

b.	Broker-Dealer Fees: Payable monthly within fifteen (15) days after the end of each calendar month based on funds raised during that month

c.	Series Launch Fees: Due upon the launch of each new series (for series 6 and beyond, subject to waiver provisions)

All fees are non-refundable unless otherwise explicitly stated in this Agreement

FINRA Filing Fee:

Client acknowledges and agrees to pay the FINRA filing fee for Regulation A offerings:

a.	FINRA Filing Fee Calculation: $500 plus 0.015% of the maximum aggregate offering amount ($75,000,000 x 0.00015 = $11,250)

b.	Total FINRA Filing Fee Due: $11,750

Client shall reimburse Andes for FINRA fees paid on Client’s behalf within five (5) business days of invoice.

5. Series-Specific Regulatory Compliance

Client and Andes acknowledge that the Series Offering operates under continuous offering rules with specific compliance requirements:

a.	Initial Qualification: SEC qualification and FINRA filing for the Series Offering framework

b.	Series Reporting: Quarterly and annual reporting obligations for each active series

c.	Investor Communications: Ongoing communication requirements with investors across all active series

d.	Blue Sky Compliance: Initial registration and maintenance of state registrations for the offering

e.	FINRA Oversight: Ongoing FINRA supervision for all active and future series

6. Series Offering Specific Provisions

a.	Series Launch Process: Each new series launch will require: (i) 30-day advance notice to Andes; (ii) offering materials review and approval, which will be completed in a timely manner after receipt by Andes; (iii) FINRA filing amendments if required (which are the obligation of Andes); and (iv) state blue sky compliance updates (which is the obligation of the Client).

b.	Ongoing Responsibilities: Andes acknowledges responsibility for ongoing compliance, investor relations, and regulatory reporting for all series active during the term of this agreement.

7. Representations and Warranties

a.	Andes represents and warrants to Client that: (i) it is duly registered as a broker-dealer with the SEC and is a member in good standing of the Financial Industry Regulatory Authority FINRA; (ii) it has all requisite power and authority to enter into and perform its obligations under this Agreement; (iii) the execution, delivery, and performance of this Agreement by Andes has been duly authorized by all necessary corporate action; (iv) this Agreement constitutes a valid and binding obligation of Andes, enforceable in accordance with its terms; (v) it is in compliance in all material respects with all applicable federal and state securities laws, including Regulation A promulgated under the Securities Act of 1933, as amended, and all applicable FINRA rules; (vi) it will not offer or sell any securities in connection with the Series Offerings except in compliance with Reg A+ and all other applicable laws and regulations; (vii) it has not been subject to any disciplinary action by the SEC, FINRA, or any state securities authority that would impair its ability to perform its obligations under this Agreement; and (viii) it will promptly notify Client of any material change in its registration status, standing with FINRA, or any investigation or proceeding that could reasonably be expected to adversely affect its ability to perform hereunder.

b.	Client represents and warrants to Andes that: (i) Client is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, and has all requisite power and authority to own, lease, and operate its properties and to carry on its business as currently conducted; (ii) the execution, delivery, and performance of this Agreement by the Client have been duly authorized by all necessary action on the part of the Client. This Agreement constitutes a valid and binding obligation of the Client, enforceable against the Client in accordance with its terms; (iii) the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) conflict with or violate any provision of the Client’s organizational documents, (B) violate any law, regulation, order, or decree applicable to the Client, or (C) result in a breach of, or constitute a default under, any material agreement or instrument to which the Client is a party or by which it is bound; (iv) no consent, approval, authorization, or order of, or filing with, any governmental authority or third party is required for the execution, delivery, and performance of this Agreement by the Client, except as may be required under applicable securities laws and regulations in connection with the Series Offering; (v) the Client is, and at all times during the term of this Agreement will be, in compliance in all material respects with all applicable federal and state securities laws, rules, and regulations, including Regulation A promulgated under the Securities Act of 1933, as amended; (vi) all offering documents, disclosures, and other materials provided by the Client to Andes or to investors in connection with the Series Offering (the Offering Materials) are, and at the time of each use will be, to the best of the Client’s knowledge and belief, true, complete, and accurate in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made; (vii) none of the Client, its directors, executive officers, or any other persons covered by Rule 262 of Regulation A are subject to any bad actor disqualification events described in Rule 262 of Regulation A under the Securities Act of 1933, as amended; and (viii) Client will promptly notify Andes in writing of (A) any material adverse change in its business, operations, or financial condition, (B) any event or circumstance that would cause any of the representations or warranties in this Section to be untrue or misleading, or (C) any investigation or proceeding by any governmental authority relating to the Series Offering.

8. Indemnification

a.	Client agrees to indemnify and hold Andes and each Registered Person harmless against any and all loss, liability, claim, damage and expense (including reasonable attorneys’ and accountants’ fees and including the costs of investigating any event related to any action or proceeding between the parties or otherwise) arising out of or based upon Client’s bad faith, gross negligence or willful misconduct.

b.	Andes agrees to indemnify and hold Client and its principals, shareholders, members, directors, officers, employees, affiliates and agents harmless against any and all loss, liability, claim, damage and expense whatsoever (including attorneys’ and accountants’ fees and including the costs of investigating any event related to any action or proceeding between the parties or otherwise) based upon Andes’ bad faith, fraud, negligence, willful misconduct or breach of this Agreement.

c.	The indemnities in this Section 8 shall survive the termination of this Agreement.

9. Legal

a.	Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Client or, except as expressly provided herein, any other person.

b.	Neither party may assign or transfer this Agreement, in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other party. Any attempted assignment or transfer without such consent shall be null and void. Notwithstanding the foregoing, either party may assign this Agreement in connection with a merger, consolidation, or sale of all or substantially all of its assets or business, provided that the assignee agrees in writing to be bound by all terms and conditions of this Agreement and the non-assigning party is given prior written notice. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns, subject to the restrictions on assignment set forth herein.

c.	Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Client and Andes. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

d.	This Agreement will be construed in accordance with the laws of the State of Delaware. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

e.	The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Client agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of Delaware in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

f.	Each of Andes and the Client on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Andes pursuant to, or the performance by Andes of the services contemplated by this agreement.

g.	Pursuant to the requirements of the USA Patriot Act (the Act) and other applicable laws, rules and regulations, Andes is required to obtain, verify and record information that identifies the Client, which information includes the name and address of the Client and other information that will allow Andes to identify the Client in accordance with the Act and such other laws, rules and regulations.

10. Confidentiality

Confidential Information means any non-public information, whether written, oral, electronic, or in any other form, disclosed by one party (the Disclosing Party) to the other party (the Receiving Party), including but not limited to business plans, strategies, financial data, customer lists, trade secrets, technical information, and any other information designated as confidential or that a reasonable person would understand to be confidential given the nature and circumstances of disclosure. The Receiving Party shall: (a) use Confidential Information solely to evaluate or perform its obligations under this Agreement; (b) restrict disclosure to its officers, directors, employees, partners, and advisors (collectively, Representatives) who need to know such information for the purposes of this Agreement and who are bound by confidentiality obligations at least as protective as those herein; (c) not disclose Confidential Information to any third party without the Disclosing Party’s prior written consent, except as required by law, regulation, or regulatory request, including to the U.S. Securities and Exchange Commission, the Financial Industry Regulatory Authority, or other governmental authorities, provided that (to the extent legally permitted) the Receiving Party gives prompt written notice to the Disclosing Party and cooperates in any efforts to limit such disclosure; and (d) use at least the same degree of care to protect Confidential Information as it uses for its own confidential information, but no less than reasonable care. The Receiving Party shall promptly notify the Disclosing Party of any unauthorized use or disclosure. These obligations do not apply to information that: (i) is or becomes publicly available through no breach of this Agreement; (ii) is rightfully received from a third party without restriction and without breach of any obligation of confidentiality; (iii) is independently developed by the Receiving Party without use of or reference to the Disclosing Party’s Confidential Information; or (iv) is required to be disclosed by law, regulation, court order, or regulatory authority, provided that the Receiving Party gives prompt written notice to the Disclosing Party (to the extent legally permitted) and cooperates in any efforts to limit such disclosure. Upon termination of this Agreement or upon written request, the Receiving Party shall promptly return or destroy all Confidential Information, including all copies, except as required by law or regulatory authorities. The obligations of confidentiality and non-use survive for three (3) years following termination or expiration of this Agreement, except for trade secrets, which shall be protected for so long as they remain trade secrets under applicable law. The parties acknowledge that any breach or threatened breach of this section may cause irreparable harm, and the Disclosing Party shall be entitled to seek equitable relief, including injunctive relief, specific performance, and a protective order, in addition to any other remedies available at law or in equity, without the necessity of posting bond or proving actual damages.

Should the Client wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to me.

11. Series Offering Miscellaneous Provisions

a.	Non-Exclusive Agreement: This Agreement is non-exclusive regarding other business activities but exclusive regarding the specific Series Offering covered herein.

b.	Series Survival: Obligations regarding any specific series shall survive termination of this Agreement until such series is fully closed and all regulatory obligations are complete.

c.	Regulatory Changes: If regulatory changes materially affect series offering requirements, parties agree to negotiate in good faith regarding necessary agreement modifications.

12. Notice

All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement (each, a Notice) must be in writing and shall be deemed to have been duly given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (with written confirmation of receipt); (c) on the date sent by email (with confirmation of transmission), if sent during normal business hours on a business day (otherwise, on the next business day); or (d) on the third business day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Notices must be sent to the respective parties at the addresses set forth below (or to such other address or email address as that party may designate by Notice to the other party in accordance with this Section):

If to Client: Agentiq Sports I Series LLC [Address] Attention: Zach Kurtz, Chief Executive Officer Email: zach@agentiqsports.com

If to Andes: Andes Capital Group, LLC 205 W. Wacker Drive, Suite 610 Attention: Curtis Spears, President Email: cspears@andescap.com

Either party may change its address or email for Notice by providing Notice to the other party in accordance with this Section.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT

Agentiq Sports 1 Series LLC

By its manager, Agentiq Sports, Inc.

By:	/s/ Zachary Kurtz
Name:	Zach Kurtz
Title:	Chief Executive Officer

Date: 01/20/2026

ANDES CAPITAL GROUP LLC

By:	/s/ Curtis Spears
Name:	Curtis Spears
Title:	President

Date: 01/19/2026